UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASES, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number  0-10436.


                 L. B. Foster Company Voluntary Investment Plan
--------------------------------------------------------------------------------
                (Full title of the plan and the address of plan,
               if different from that of the issuer named below)


                         L. B. FOSTER COMPANY
                         415 Holiday Drive
                         Pittsburgh, PA 15222
--------------------------------------------------------------------------------
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

 FINANCIAL STATEMENTS AND OTHER FINANCIAL
 INFORMATION

 L. B. Foster Company Voluntary Investment Plan
 Years Ended December 31, 2004 and 2003
 With Report of Independent Auditors

                              L. B. Foster Company
                            Voluntary Investment Plan

                              Financial Statements
                         and Other Financial Information

                     Years Ended December 31, 2004 and 2003




                                    Contents

Report of Independent Auditors........................................1

Financial Statements

Statements of Net Assets Available for Benefits.......................2
Statement of Changes in Net Assets Available for Benefits.............3
Notes to Financial Statements.........................................4

Other Financial Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).......10

Exhibit Index........................................................11

Signature............................................................12

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
L. B. Foster Company
Voluntary Investment Plan

We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company Voluntary Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                        /s/ Ernst & Young LLP

June 13, 2005

                              L. B. Foster Company
                            Voluntary Investment Plan

                 Statements of Net Assets Available for Benefits


                                                         December 31
                                                    2004              2003
                                            -----------------------------------
Assets
Investments, at fair value                      $33,594,419       $31,655,890
Participant loans                                   518,121           541,339
                                            -----------------------------------
                                                 34,112,540        32,197,229
Receivables:
Employee                                             83,243            85,404
Employer                                            192,350           251,932
Other                                                   162                65
                                            -----------------------------------
                                                    275,755           337,401
                                            -----------------------------------
Net assets available for benefits               $34,388,295       $32,534,630
                                            ===================================

See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2004


Additions
Investment income:
  Interest and dividends                                           $ 1,020,150
  Net realized/unrealized appreciation in investment fair value      2,443,047
                                                                   -----------
Total investment income                                              3,463,197

Contributions:
  Employee                                                           1,368,857
  Employer                                                             667,363
                                                                   -----------
Total contributions                                                  2,036,220
                                                                   -----------
                                                                     5,499,417
Deductions
Benefit payments                                                     3,645,752
                                                                   -----------
                                                                     3,645,752
                                                                   -----------

Increase in net assets available for benefits                        1,853,665
Net assets available for benefits, beginning of year                32,534,630
                                                                   -----------
Net assets available for benefits, end of year                     $34,388,295
                                                                   ===========

See accompanying notes.

                              L. B. Foster Company
                            Voluntary Investment Plan

                          Notes to Financial Statements

                           December 31, 2004 and 2003


1. Description of Plan
----------------------

The following brief description of the L. B. Foster Company Voluntary Investment Plan (the Plan) as amended effective January 1, 1999, is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General
-------

The Plan is a defined contribution plan extended to all eligible salaried employees of L. B. Foster Company (the Company) who have attained age 18. The L.
B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions
-------------

Contributions under the Plan are made by both the participants and the Company. A participant who elects to make pretax contributions of at least the maximum amount subject to company matching can also elect to make additional voluntary contributions on an after-tax basis. Employees may contribute up to 30% of their annual compensation subject to Internal Revenue Code limitations. There is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom funds until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant's discretion.

Beginning the first of the month following 12 months of employment, the Company provides a 50% match of the participant's primary contribution on the first 4% to 6% of annual compensation, based on years of service, as defined by the Plan. Beginning the first of the month following 12 months of employment, the Company contributes a fixed amount equal to 1% of eligible employees' annual compensation regardless of whether the employee elects to contribute to the Plan. Company contributions may be reduced by forfeitures that accumulate.

The Plan also requires an additional matching employer contribution of up to $.50 for each $1.00 of eligible pretax contributions based on a target ratio of the Company's annual pretax income to equity as defined in the Plan. No additional matching employer contributions were made in 2004 and 2003.

----------------------------------

The Company, upon resolution of the Board of Directors, may make a discretionary additional contribution of an amount out of, but not in excess of, the Company's current or accumulated profits. Discretionary contributions of $154,000 and $213,000 were approved for 2004 and 2003, respectively. The Company's contributions may be reduced by any forfeitures which accumulate from terminations of participants with nonvested employer contributions. Forfeitures totaling $3,200 and $27,900 were utilized to offset contributions in 2004 and 2003, respectively. At December 31, 2004 and 2003, forfeitures of $9,300 and $6,200, respectively, were available to reduce future company contributions.

Vesting
-------

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants that are active as of January 1, 2002, or later are 100% vested in the Company's contributions after three years of eligible service or after attaining age 65. Participants that are inactive as of or terminated prior to January 1, 2002, are 100% vested in the Company's contributions after five years of eligible service or after attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his participant account.

Distributions
-------------

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

----------------------------------

Withdrawals
-----------

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account attributable to matching, fixed and discretionary contributions, and related earnings.

Participants' Accounts
----------------------

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans
-----

A participant may obtain a loan from the vested portion of their account, subject to spousal consent, if applicable. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 360 months. The loan carries an interest rate computed at the prime rate plus 0.5%. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination
----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies
---------------------------------------------

Valuation of Investments
------------------------

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that fixed rate date are valued at the average of the last reported bid and ask quotations. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the assets of the Plan are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

Basis of Accounting
-------------------

The financial statements of the Plan are maintained on the accrual basis. Contributions receivable are recorded among the available investment options based upon the participants' aggregate investment allocations in effect at the end of the plan year.

Use of Estimates
----------------

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses
--------

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments
--------------

Profit sharing contributions are directed into the L. B. Foster Company Stock Fund. Participants may subsequently transfer profit sharing contributions into other plan funds at their discretion. The L. B. Foster Company Stock Fund is a unitized stock fund comprised of a 95% to 99% investment in L. B. Foster Company common stock with the remaining 1% to 5% invested in a short-term investment fund. As a result, participant accounts receive units of participation in the fund rather than common shares.

For the year ended December 31, 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                 Net Realized/
                                                    Fair          Unrealized
                                                   Market        Appreciation
                                                    Value       (Depreciation)
                                             -----------------------------------
Fidelity investments:
   Magellan Fund                               $    4,829,391    $   270,912
   Equity Income Fund                               3,290,364        174,626
   Growth and Income Fund                           3,632,852        255,585
   Government Income Fund                           2,068,563          3,122
   Blue Chip Fund                                     189,240          8,883
   Asset Manager Fund                                 987,022         27,920
   Low Price Stock Fund                             2,384,917        284,719
   Small Cap Stock Fund                               735,594         36,237
   Freedom Income Fund                                 40,175            569
   Freedom 2000                                       430,133          8,792
   Freedom 2010                                       635,099         25,975
   Freedom 2020                                       689,829         42,348
   Freedom 2030                                       178,018         13,312
   Freedom 2040                                       105,388          5,750
   Managed Income Fund                              2,015,495              -
   Retirement Government Money Market Fund          2,452,121              -
   Spartan U.S. Equity Index Fund                   3,000,252        252,145
 Janus Worldwide Fund                                       -         39,255
 Credit Suisse Emerging Growth Fund                   779,831        106,465
 PIMCO Total Return Fund                              372,446         (1,211)
 MSI International Equity Fund                      2,537,223        170,452
 L. B. Foster Company Stock Fund                    2,240,466        717,191
                                             -----------------------------------
                                               $   33,594,419    $ 2,443,047
                                             ===================================

--------------------------

The fair value of investments representing 5% or more of the Plan's assets at December 31, 2004 and 2003, is as follows:

                                                  2004                2003
                                             ---------------     --------------

Fidelity investments:
 Magellan Fund                               $  4,829,391         $  5,906,948
 Equity Income Fund                             3,290,364            2,644,991
 Growth and Income Fund                         3,632,852            3,868,823
 Government Income Fund                         2,068,563            2,183,722
 Low Price Stock Fund                           2,384,917            1,105,633
 Retirement Government Money Market Fund        2,452,121            3,476,427
 Managed Income Fund                            2,015,495            2,439,606
 Spartan U.S. Equity Index Fund                 3,000,252            2,375,468
MSI International Equity Fund                   2,537,223              493,920
Janus Worldwide Fund                                    -            1,702,147
L. B. Foster Company Stock Fund                 2,240,466            1,633,482

4. Income Tax Status
--------------------

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated July 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

5. Transactions With Parties in Interest
----------------------------------------

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

                           Other Financial Information

                              L. B. Foster Company
                            Voluntary Investment Plan

                          EIN #25-1324733     Plan #201

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2004

   Identity of Issue, Borrower,                                                       Shares        Fair Market
     Lessor, or Similar Party                       Description of Investment          Held            Value
-------------------------------------------------------------------------------------------------------------------
Fidelity Investments*:
  Magellan Fund                                   Equities                              46,530      $   4,829,391
  Equity Income Fund                              Equities                              62,341          3,290,364
  Growth and Income Fund                          Equities                              95,076          3,632,852
  Government Income Fund                          Government obligations               202,008          2,068,563
  Blue Chip Fund                                  Equities                               4,537            189,240
  Asset Manager Fund                              Equities, money market, bonds         60,890            987,022
  Low Price Stock Fund                            Equities                              59,253          2,384,917
  Small Cap Stock Fund                            Equities                              40,506            735,594
  Freedom Income Fund                             Equity funds, fixed income funds       3,565             40,175
  Freedom 2000                                    Equity funds, fixed income funds      35,607            430,133
  Freedom 2010                                    Equity funds, fixed income funds      46,630            635,099
  Freedom 2020                                    Equity funds, fixed income funds      49,415            689,829
  Freedom 2030                                    Equity funds, fixed income funds      12,643            178,018
  Freedom 2040                                    Equity funds, fixed income funds      12,743            105,388
  Managed Income Fund                             Guaranteed investment contracts    2,015,495          2,015,495
  Retirement Government Money Market Fund         Government obligations, money      2,452,121          2,452,121
                                                    market securities
  Spartan U.S. Equity Index Fund                  Equities                              70,001          3,000,252
Credit Suisse Emerging Growth Fund                Equities                              25,059            779,831
PIMCO Total Return Fund                           Fixed income securities               34,906            372,446
MSI International Equity Fund                     Equities                             121,689          2,537,223
-------------------------------------------------------------------------------------------------------------------
Total mutual funds                                                                                     31,353,953

L. B. Foster Company Stock Fund                   Interest-bearing cash                111,443           111,443
                                                  Common stock                         223,872         2,129,023
-------------------------------------------------------------------------------------------------------------------
                                                                                                       2,240,466
Outstanding participant loans                     Participant loans, interest rates
                                                  ranging from 4.5% to 10.50%,
                                                  various maturities ranging
                                                  from 2 to 30 years                                     518,121
-------------------------------------------------------------------------------------------------------------------
                                                                                                   $  34,112,540
===================================================================================================================

*Party in interest

                                 EXHIBIT INDEX

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                               L. B. Foster Company
                                               Voluntary Investment Plan
                                           ----------------------------------
                                                   (Name of Plan)


Date: June 24, 2005                        By:  /s/David J. Russo
                                           ----------------------------------
                                               David J. Russo
                                               Senior Vice President,
                                               Chief Financial Officer and
                                               Treasurer